CONSOLIDATED MANAGEMENT’S DISCUSSION & ANALYSIS

The following Management’s Discussion and Analysis (“MD&A”), dated as of March 25, 2013, provides a detailed explanation of the consolidated financial and operating results of Advantage Oil & Gas Ltd. (“Advantage”, the “Corporation”, “us”, “we” or “our”) for the three months and year ended December 31, 2012 and should be read in conjunction with the December 31, 2012 audited consolidated financial statements. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), representing generally accepted accounting principles (“GAAP”) for publicly accountable enterprises in Canada, and all references are to Canadian dollars unless otherwise indicated. The term "boe" or barrels of oil equivalent may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf: 1 bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. As the value ratio between natural gas and crude oil based on the current prices of natural gas and crude oil is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Non-GAAP Measures

The Corporation discloses several financial measures in the MD&A that do not have any standardized meaning prescribed under GAAP. These financial measures include funds from operations and cash netbacks. Management believes that these financial measures are useful supplemental information to analyze operating performance and provide an indication of the results generated by the Corporation’s principal business activities. Investors should be cautioned that these measures should not be construed as an alternative to net income, comprehensive income, and cash provided by operating activities or other measures of financial performance as determined in accordance with GAAP. Advantage’s method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies.

Funds from operations, as presented, is based on cash provided by operating activities, before expenditures on decommissioning liability and changes in non-cash working capital, reduced for finance expense excluding accretion. Cash netbacks are dependent on the determination of funds from operations and include the primary cash sales and expenses on a per boe basis that comprise funds from operations. Funds from operations reconciled to cash provided by operating activities is as follows:

	Three months ended			Year ended
	December 31			December 31
($000)	2012	2011	% change	2012	2011	% change
Cash provided by operating activities	$43,675	$79,932	(45)%	$106,956	$218,181	(51)%
Expenditures on decommissioning liability	252	761	(67)%	2,395	3,335	(28)%
Changes in non-cash working capital	(7,152)	(21,922)	(67)%	14,864	(4,131)	(460)%
Finance expense (1)	(4,246)	(4,137)	3%	(16,749)	(20,354)	(18)%
Funds from operations	$32,529	$54,634	(40)%	$107,466	$197,031	(45)%

(1) Finance expense excludes non-cash accretion expense.

Forward-Looking Information

This MD&A contains certain forward-looking statements, which are based on our current internal expectations, estimates, projections, assumptions and beliefs. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar or related expressions. These statements are not guarantees of future performance.

In particular, forward-looking statements included in this MD&A include, but are not limited to, terms of the Transaction (as defined herein), including the anticipated timing of completion thereof; terms of the TSA (as defined herein) with Longview Oil Corp. ("Longview"); industry conditions, including effect of weak natural gas prices on the natural gas industry and demand for natural gas; the Corporation's hedging strategy; the Corporation's plans for the drilling and completion of wells, including the completion of wells in the Glacier area; expected production from the Glacier area through to the end of 2013; changes in commodity prices on the Corporation's future performance; the anticipated effect of longer-term price support for natural gas on supply and demand; effect of changes in the $US/$Canadian exchange rate and changes in Canadian crude oil differentials relative to WTI on Advantage’s realized prices; effect of supply management by OPEC (as defined herein) and strong relative demand from developing countries on long-term pricing fundamentals for crude oil; effect of commodity prices on the Corporation's financial results, condition and performance; effect of derivative contracts on sales and commodity price fluctuations; terms of the Corporation's derivative contracts, including the timing of settlement of such contracts in 2013; Longview's anticipated operating costs for 2013; projected royalty rates, including the estimated royalty rate for the life of a Glacier Montney horizontal well; average royalty rates and the impact of well depths, well production rates and commodity prices on average corporate royalty rates; effect of GCA (as defined herein) and increased production from Glacier on royalty rates; terms of the Corporation's and Longview's equity compensation plans; expectations of future compensation costs associated with the restricted shares of Longview; the Corporation's intentions to monitor debt levels to ensure an optimal mix of financing and cost of capital to provide return to the Corporation's shareholders; the estimated tax pools for each of Advantage and Longview as at December 31, 2012; the anticipated expiry dates of the Corporation's and Longview's federal non-capital loss carry forward balances; future commitments and contractual obligations; terms of the Corporation's credit facilities, including timing of next review of the credit facilities, the Corporation's expectations regarding extension of the credit facilities at each annual review and effect of revisions or changes in reserve estimates and commodity prices on the borrowing base; expectations regarding the effect of the Transaction on the borrowing base under the credit facilities; terms of the Corporation's convertible debentures; the Corporation's ability to satisfy all liabilities and commitments and meet future obligations as they become due; outlook for the Corporation from a prolonged weak commodity price environment, particularly natural gas, including the impact on the Corporation's business, capital expenditures and strategy; anticipated effect of the Corporation's hedging program on the volatility of funds from operations; Advantage's focus on development of the Montney natural gas resource play at Glacier while retaining a significant investment in Longview; anticipated changes in accounting standards; the Corporation’s exploration and drilling plans; expected effect of utilizing a variety of alternative fracture stimulation techniques on initial production rates and reserves; the Corporation's development plan to increase production at Glacier and the anticipated production levels and timing thereof; anticipated terms of the Corporation's capital expenditure program for the twelve months ended June 30, 2013; effect of the sale of the non-core assets on the Corporation; current status and the plans of the Special Committee in relation to the Corporation's strategic alternatives review process; the focus of Longview's 2013 capital drilling program; Longview's anticipated average daily production, product mix, royalty rates, operating expenses and capital expenditures for the year ended December 31, 2013; Longview's 2013 capital program; Longview's anticipated drilling and recompletion activities; anticipated growth in Longview's total corporate production related to crude oil and NGLs in 2013 and anticipated crude oil and natural gas production levels; Longview's business strategy; and Longview's plans to monitor funds from operations, its dividend policy and capital expenditure commitments to ensure they are substantially balanced. In addition, statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the resources and reserves described can be profitably produced in the future.

These forward-looking statements involve substantial known and unknown risks and uncertainties, many of which are beyond our control, including, but not limited to, changes in general economic, market and business conditions; stock market volatility; changes to legislation and regulations and how they are interpreted and enforced; changes to investment eligibility or investment criteria; our ability to comply with current and future environmental or other laws; actions by governmental or regulatory authorities including increasing taxes, changes in investment or other regulations; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; the effect of acquisitions; our success at acquisition, exploitation and development of reserves; unexpected drilling results; changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties; hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; changes or fluctuations in production levels; delays in anticipated timing of drilling and completion of wells; failure to extend the credit facilities at each annual review; competition from other producers; the lack of availability of qualified personnel or management; individual well productivity; ability to access sufficient capital from internal and external sources; credit risk; risks related to the sale of the Corporation's non-core assets, including failure to complete the disposition of the Corporation's non-core assets on terms contemplated or at all and the failure to realize the anticipated benefits of the sale of such assets; failure to realize the benefits from or complete a transaction pursuant to the strategic alternative process; and the risks and uncertainties described in the Corporation’s Annual Information Form which is available at www.sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

With respect to forward-looking statements contained in this MD&A, in addition to other assumptions identified herein, Advantage has made assumptions regarding, but not limited to: conditions in general economic and financial markets; effects of regulation by governmental agencies; current commodity prices and royalty regimes; future exchange rates; royalty rates; future operating costs; availability of skilled labour; availability of drilling and related equipment; timing and amount of capital expenditures; the impact of increasing competition; the price of crude oil and natural gas; that the Corporation will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Corporation’s conduct and results of operations will be consistent with its expectations; that the Corporation will have the ability to develop the Corporation’s crude oil and natural gas properties in the manner currently contemplated; current or, where applicable, proposed assumed industry conditions, laws and regulations will continue in effect or as anticipated as described herein; and the estimates of the Corporation’s production and reserves volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects.

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Management has included the above summary of assumptions and risks related to forward-looking information provided in this MD&A in order to provide shareholders with a more complete perspective on Advantage's future operations and such information may not be appropriate for other purposes. Advantage’s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Advantage will derive there from. Readers are cautioned that the foregoing lists of factors are not exhaustive. These forward-looking statements are made as of the date of this MD&A and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

Non-core Asset Sales

On August 22, 2012, the Advantage legal entity announced that it would market for sale all remaining non-core assets, defined as all corporate assets excluding Advantage's core Glacier Montney natural gas asset and its 21.15 million share ownership position in Longview Oil Corp. The non-core assets produced a total of approximately 6,350 boe/d (80% gas and 20% oil and NGLs) during the year ended December 31, 2012. In accordance with the requirements of IFRS, Advantage ceased recognizing depreciation on the property, plant and equipment held for sale effective as of the announcement. On February 5, 2013, Advantage announced that it had closed four separate sales transactions and signed a definitive agreement (the “Transaction”) with a fifth party, Questfire Energy Corp. (“Questfire”) which, on a combined basis, constituted the sale of substantially all non-core assets. The Transaction is anticipated to close by April 30, 2013 and is subject to satisfaction of customary closing conditions. The carrying amounts of exploration and evaluation assets, property, plant and equipment and decommissioning liabilities associated with the assets held for sale have been presented separately on the statement of financial position and reflected at the lesser of fair value less costs to sell and carrying amount, which resulted in an impairment recognition of $73 million during the fourth quarter of 2012.

Consolidation of Longview Oil Corp.

On April 14, 2011, Advantage’s wholly-owned subsidiary, Longview Oil Corp. (“Longview”), completed its initial public offering (the “Offering”) at a price of $10 per common share issuing 17,250,000 common shares and raising gross proceeds of $172.5 million (including full exercise of the over-allotment option on April 28, 2011). Concurrent with the closing of the Offering, Longview purchased certain oil-weighted assets (the “Acquired Assets”) from Advantage for total consideration of $546.9 million, comprised of 29,450,000 common shares of Longview and $252.4 million in cash (the “Acquisition”). The Acquired Assets were purchased with an effective date of January 1, 2011 and a closing date of April 14, 2011. On May 22, 2012, Advantage sold 8,300,000 common shares of Longview to a syndicate of underwriters at a price of $9.00 per common share for gross proceeds of $74.7 million. As a result, Advantage now owns 21,150,010 common shares of Longview, representing an interest of approximately 45.2% in Longview. As Advantage holds the single largest ownership interest of Longview and other ownership interests are comparatively dispersed, Advantage is considered to control Longview. Accordingly, the financial and operating results of Longview are consolidated 100% within Advantage and non-controlling interest has been recognized which represents Longview’s independent shareholders 54.8% ownership interest in the net assets and income of Longview. Refer to the MD&A section “Supplementary Financial and Operating Information for Advantage and Longview” which provides detailed financial and operational information with respect to the separate legal entities.

As the Acquisition closed on April 14, 2011, financial and operating results from the Acquired Assets belong to Advantage for the period prior to April 14, 2011 and are solely attributed to Advantage’s shareholders. For the period from April 14, 2011, the financial and operating results from the Acquired Assets belong to Longview and are attributed to Longview’s shareholders based on their ownership interests.

Concurrent with closing of the Acquisition, Advantage entered into a Technical Services Agreement (“TSA”) with Longview. Under the TSA, Advantage provides the necessary personnel and technical services to manage Longview's business and Longview reimburses Advantage on a monthly basis for its share of administrative charges based on respective levels of production. Longview has an independent board of directors with three members. The officers of Longview provide services to Longview under the TSA but remain employees of Advantage.

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Supplementary Financial and Operating Information for Advantage and Longview

The following information has been presented to provide additional information with respect to the legal entity financial and operating information for each of Advantage and Longview.

	Three months ended			Year ended
	December 31, 2012			December 31, 2012
	Advantage	Longview	Consolidated	Advantage	Longview	Consolidated
Production
Natural gas (mcf/d)	116,929	8,526	125,455	122,069	8,938	131,007
Crude oil (bbls/d)	576	4,307	4,883	628	4,171	4,799
NGLs (bbls/d)	685	580	1,265	709	574	1,283
Total (boe/d)	20,749	6,308	27,057	21,682	6,235	27,917
Natural gas (%)	94%	23%	77%	94%	24%	78%
Crude oil (%)	3%	68%	18%	3%	67%	17%
NGLs (%)	3%	9%	5%	3%	9%	5%

Natural Gas Prices ($/mcf)
Realized natural gas prices
Excluding hedging	$2.94	$3.44	$2.97	$2.14	$2.56	$2.17
Including hedging	$2.70	$3.44	$2.75	$2.09	$2.56	$2.12

Crude Oil and NGLs Prices ($/bbl)
Realized crude oil prices
Excluding hedging	$80.35	$75.17	$75.78	$81.10	$78.55	$78.88
Including hedging	$80.35	$78.02	$78.30	$81.10	$79.47	$79.68
Realized NGLs prices
Excluding hedging	$52.47	$52.05	$52.28	$57.06	$54.67	$55.99
Realized crude oil and NGLs prices
Excluding hedging	$65.21	$72.42	$70.94	$68.35	$75.66	$74.05
Including hedging	$65.21	$74.94	$72.94	$68.35	$76.47	$74.69

Cash netbacks ($/boe)
Petroleum and natural gas sales	$20.52	$60.75	$29.90	$16.27	$61.25	$26.32
Royalties	(0.72)	(11.26)	(3.18)	(0.93)	(11.71)	(3.34)
Realized gain (loss) on derivatives	(1.37)	1.95	(0.60)	(0.30)	0.62	(0.09)
Operating expense	(5.23)	(21.04)	(8.92)	(5.39)	(20.35)	(8.73)
Operating income	13.20	30.40	17.20	9.65	29.81	14.16
General and administrative expense (1)	(2.76)	(1.39)	(2.44)	(2.28)	(1.25)	(2.05)
Finance expense (2)	(1.60)	(2.06)	(1.71)	(1.50)	(2.10)	(1.64)
Miscellaneous income	0.01	-	-	0.07	0.01	0.06
Cash netbacks	$8.85	$26.95	$13.05	$5.94	$26.47	$10.53

(1)   General and administrative expense excludes non-cash G&A.

(2)   Finance expense excludes non-cash accretion expense.

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	Three months ended			Year ended
	December 31, 2012			December 31, 2012
($000, except as otherwise indicated)	Advantage	Longview	Consolidated	Advantage	Longview	Consolidated
Sales including realized hedging
Natural gas sales	$31,615	$2,695	$34,310	$95,672	$8,373	$104,045
Realized hedging losses	(2,619)	-	(2,619)	(2,382)	-	(2,382)
Natural gas sales including hedging	28,996	2,695	31,691	93,290	8,373	101,663
Crude oil and NGLs sales	7,560	32,562	40,122	33,459	131,401	164,860
Realized hedging gains	-	1,131	1,131	-	1,412	1,412
Crude oil and NGLs sales including hedging	7,560	33,693	41,253	33,459	132,813	166,272
Total	$36,556	$36,388	$72,944	$126,749	$141,186	$267,935
per boe	$19.15	$62.70	$29.30	$15.97	$61.87	$26.23

Royalties	$1,378	$6,537	$7,915	$7,401	$26,725	$34,126
per boe	$0.72	$11.26	$3.18	$0.93	$11.71	$3.34
As a percentage of petroleum and natural gas sales	3.5%	18.5%	10.6%	5.7%	19.1%	12.7%

Operating expense	$9,984	$12,212	$22,196	$42,796	$46,433	$89,229
per boe	$5.23	$21.04	$8.92	$5.39	$20.35	$8.73

General and administrative expense (1)	$5,261	$806	$6,067	$18,114	$2,846	$20,960
per boe	$2.76	$1.39	$2.44	$2.28	$1.25	$2.05

Interest on bank indebtedness	$1,966	$1,193	$3,159	$7,642	$4,794	$12,436
per boe	$1.03	$2.06	$1.27	$0.96	$2.10	$1.22

Interest on convertible debentures	$1,087	$-	$1,087	$4,313	$-	$4,313
per boe	$0.57	$-	$0.44	$0.54	$-	$0.42

Miscellaneous income	$10	$(1)	$9	$563	$32	$595
per boe	$0.01	$-	$-	$0.07	$0.01	$0.06

Funds from operations	$16,890	$15,639	$32,529	$47,046	$60,420	$107,466
per boe	$8.85	$26.95	$13.05	$5.94	$26.47	$10.53
per share (2) (3)	$0.10	$0.33	$0.14	$0.28	$1.29	$0.47

Dividends from Longview (declared by Longview)	$3,172	$(7,025)	$(3,853)	$14,350	$(28,085)	$(13,735)

Expenditures on property, plant and equipment	$35,769	$11,466	$47,235	$130,490	$44,194	$174,684
Expenditures on exploration and evaluation assets	80	297	377	80	297	377
Total capital spending	$35,849	$11,763	$47,612	$130,570	$44,491	$175,061

Debt and working capital
Bank indebtedness				$161,630	$112,541	$274,171
Convertible debentures				$86,250	$-	$86,250
Working capital deficit				$35,467	$11,712	$47,179

(1)	General and administrative expense excludes non-cash G&A.
(2)	Based on basic weighted average shares outstanding applicable to each legal entity.
(3)	Consolidated funds from operations per share excludes funds from operations attributable to the non-controlling interest of Longview.

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Overview

	Three months ended			Year ended
	December 31			December 31
	2012	2011	% change	2012	2011	% change
Cash provided by operating activities ($000)	$43,675	$79,932	(45)%	$106,956	$218,181	(51)%
Funds from operations ($000)	$32,529	$54,634	(40)%	$107,466	$197,031	(45)%
per share (1)	$0.14	$0.28	(50)%	$0.47	$1.07	(56)%
per boe	$13.05	$20.18	(35)%	$10.53	$19.35	(46)%

(1)	Based on basic weighted average shares outstanding and excludes funds from operations attributable to the non-controlling interest of Longview.

For the fourth quarter of 2012, Advantage realized a 32% increase in funds from operations to $32.5 million or $0.14 per share as compared to $24.7 million or $0.12 per share for the third quarter of 2012 due to a 43% increase in the realized natural gas price. However, funds from operations have decreased significantly as compared to 2011 driven primarily by considerably lower realized commodity prices and a reduction in realized gains on derivative contracts. Natural gas prices have remained low for the last several years due to decreased demand and increasing U.S. domestic natural gas production, particularly from non-conventional natural gas resource plays. Crude oil prices have been lower due to wider differentials resulting in lower Canadian realized pricing. Additionally, natural gas liquid prices softened due to oversupply attributable to successful liquids-rich drilling throughout North America. Although our funds from operations have continued to benefit from cost reductions, the volatile commodity price environment has significantly challenged our industry during 2012. Gains from derivatives have decreased considerably from 2011 due to a reduction in the commodity prices at which we have been able to enter continuing derivative contracts, particularly for natural gas. The primary factor that causes significant variability of the Corporation’s cash provided by operating activities, funds from operations, net income and comprehensive income is commodity prices. Refer to the section “Commodity Prices and Marketing” for a more detailed discussion of commodity prices and our price risk management.

As a result of asset dispositions, including the reduction in ownership interest of Longview, and changes in commodity prices, historical financial and operating performance may not be indicative of actual future performance.

Petroleum, Natural Gas Sales and Hedging

	Three months ended			Year ended
	December 31			December 31
($000)	2012	2011	% change	2012	2011	% change
Natural gas sales	$34,310	$40,249	(15)%	$104,045	$169,274	(39)%
Realized hedging gains (losses)	(2,619)	7,262	(136)%	(2,382)	28,657	(108)%
Natural gas sales including hedging	31,691	47,511	(33)%	101,663	197,931	(49)%
Crude oil and NGLs sales	40,122	52,051	(23)%	164,860	186,014	(11)%
Realized hedging gains (losses)	1,131	(704)	(261)%	1,412	(2,831)	(150)%
Crude oil and NGLs sales including hedging	41,253	51,347	(20)%	166,272	183,183	(9)%
Total (1)	$72,944	$98,858	(26)%	$267,935	$381,114	(30)%

(1) Total excludes unrealized derivative gains and losses.

Total sales, excluding hedging, decreased 19% for the three months and 24% for the year ended December 31, 2012 as compared to 2011. Sales for 2012 have been negatively impacted primarily by the continued decrease in commodity prices, particularly natural gas prices. Natural gas prices have remained low for the last several years due to decreased demand and increasing U.S. domestic natural gas production, particularly from non-conventional natural gas resource plays. Crude oil prices have been lower during 2012 when compared to the same periods of 2011 due to wider differentials resulting in lower Canadian realized pricing, which has adversely impacted our sales. Additionally, natural gas liquid prices have softened in 2012 as compared to 2011 due to oversupply attributable to successful liquids-rich drilling throughout North America. Average daily production during the fourth quarter of 2012 decreased 8% from the same period of 2011 but for the year ended December 31, 2012 was comparable to the prior year.

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Our commodity price risk management program in 2011 delivered significant realized natural gas hedging gains due to stronger hedged prices for that year. In 2012, we entered derivative contracts to hedge up to 66.3 mmcf/d of natural gas for the period from May to December at a floor price of AECO $1.85/mcf and an average ceiling price of $2.70/mcf. Due to a recovery in natural gas prices during the fourth quarter of 2012, losses were realized on these hedges. Such losses were partially offset by gains realized on crude oil hedging due to lower actual crude oil prices.

Production

	Three months ended			Year ended
	December 31			December 31
	2012	2011	% change	2012	2011	% change
Natural gas (mcf/d)	125,455	137,480	(9)%	131,007	130,075	1%
Crude oil (bbls/d)	4,883	5,182	(6)%	4,799	4,711	2%
NGLs (bbls/d)	1,265	1,316	(4)%	1,283	1,519	(16)%
Total (boe/d)	27,057	29,411	(8)%	27,917	27,909	-%
Natural gas (%)	77%	78%		78%	78%
Crude oil (%)	18%	18%		17%	17%
NGLs (%)	5%	4%		5%	5%

Average daily production during the fourth quarter of 2012 decreased 8% from the same period of 2011 but was 1% higher than the 26,825 boe/d reported for the third quarter of 2012 and for the year ended December 31, 2012 was comparable to the prior year.

Advantage’s stand-alone production averaged 20,749 boe/d for the fourth quarter of 2012, as compared to 22,589 boe/d for the fourth quarter of 2011 and 20,812 boe/d realized during the third quarter of 2012. In March 2011, our Phase III development at Glacier was completed with production capacity of 100 mmcf/d at our 100% working interest gas plant (“Glacier gas plant”), a significant increase from the prior 50 mmcf/d capability. During the third quarter of 2011, we began our Phase IV development at Glacier to increase throughput capacity to 140 mmcf/d and further evaluate the Middle and Lower Montney formations. Modifications at the Glacier gas plant to increase processing capacity to 140 mmcf/d were completed during the second quarter of 2012. However, as a result of the prevailing low natural gas pricing environment, we decided to maintain production from Glacier at between 90 and 100 mmcf/d utilizing our inventory of drilled wells. During the Phase IV program we drilled 28.5 net wells (29 gross) and had 14 wells remaining to complete prior to the 2012 spring break-up. We experienced a prolonged spring break-up and other weather related conditions into the third quarter of 2012 causing lease access restrictions that delayed our current Glacier capital program until September. Since that time we have drilled 3 new Middle Montney evaluation wells and completed 5 wells from the Upper, Middle and Lower Montney formations. With the delay in our capital program, average daily production at Glacier was approximately 88 mmcf/d during the fourth quarter of 2012 but averaged 92 mmcf/d for the 2012 year. At December 31, 2012, we had 12 wells drilled that will be completed to offset declines as required. We estimate that we have sufficient current behind pipe productivity to sustain production at between 90 and 100 mmcf/d for the remainder of 2013. Advantage production has also been impacted during 2012 as production from our Lookout Butte property (1,000 boe/d) in southern Alberta was curtailed in June as a result of a fire that occurred at the third party facility while maintenance activities were underway. Lookout Butte was brought back on production in early November 2012.

Longview’s daily production averaged 6,308 boe/d for the fourth quarter of 2012 with 77% from crude oil and NGLs, a 5% increase from the 6,013 boe/d realized during the immediate prior quarter but an 8% decrease from the fourth quarter of 2011. During 2011 Longview’s capital program was delayed until September due to poor field conditions resulting in the majority of production additions occurring during the fourth quarter of 2011 from the successful completion of their 2011 drilling program that delivered significant production increases. In the second quarter of 2012 Longview announced a reduction to their capital expenditure program to maintain financial discipline and a strong balance sheet in response to weaker than anticipated commodity prices and higher differentials. Production additions from Longview’s reduced 2012 capital expenditure program were sufficient to successfully offset declines and resulted in daily production that averaged 6,235 boe/d for the current year, comparable to that of the prior year.

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Commodity Prices and Marketing

Natural Gas

	Three months ended			Year ended
	December 31			December 31
($/mcf)	2012	2011	% change	2012	2011	% change
Realized natural gas prices
Excluding hedging	$2.97	$3.18	(7)%	$2.17	$3.57	(39)%
Including hedging	$2.75	$3.76	(27)%	$2.12	$4.17	(49)%
AECO daily index	$3.22	$3.20	1%	$2.40	$3.63	(34)%

Realized natural gas prices, excluding hedging, have decreased significantly as compared to 2011. Although the fourth quarter of 2012 experienced a 43% recovery from the $2.07/mcf realized during the third quarter of 2012, natural gas prices have still remained at historic lows for 2012. Our realized natural gas prices since March 31, 2012 include deductions for unutilized sales gas pipeline fees associated with TransCanada pipeline firm service commitments for 130 mmcf/d at Glacier. We incur charges of approximately $0.25/mcf on these service commitments and since we are maintaining Glacier production at between 90 and 100 mmcf/d, these costs reduce realized natural gas prices in comparison to AECO.

Natural gas prices declined dramatically throughout 2012 due to decreased demand caused by the mild 2011/2012 winter and increasing U.S. domestic natural gas production, particularly from non-conventional natural gas resource plays. These factors resulted in historic high inventory levels at the end of last winter which have gradually been drawn down to levels approaching the five-year average due to massive switching by electrical utilities from coal to natural gas during the past summer. The result has been a slightly more balanced market and a significant improvement in pricing compared to the second and third quarters of 2012 during which we realized natural gas prices, excluding hedging, of $1.65/mcf and $2.07/mcf, respectively. We continue to believe in the longer-term price support for natural gas due to the increased usage for power generation, the increased proportion of resource based natural gas supplies that result in higher initial production declines and reduced conventional natural gas drilling, which could eventually lead to a more balanced supply and demand environment. We monitor market developments closely and will be proactive in implementing an appropriate hedging strategy to mitigate the volatility in our cash flow as a result of fluctuations in natural gas prices.

Crude Oil and NGLs

	Three months ended			Year ended
	December 31			December 31
($/bbl)	2012	2011	% change	2012	2011	% change
Realized crude oil prices
Excluding hedging	$75.78	$89.34	(15)%	$78.88	$87.02	(9)%
Including hedging	$78.30	$87.86	(11)%	$79.68	$85.38	(7)%
Realized NGLs prices
Excluding hedging	$52.28	$78.09	(33)%	$55.99	$65.64	(15)%
Realized crude oil and NGLs prices
Excluding hedging	$70.94	$87.06	(19)%	$74.05	$81.81	(9)%
Including hedging	$72.94	$85.88	(15)%	$74.69	$80.56	(7)%
WTI ($US/bbl)	$88.20	$94.02	(6)%	$94.19	$95.14	(1)%
$US/$Canadian exchange rate	$1.01	$0.98	3%	$1.00	$1.01	(1)%
Edmonton Light ($/bbl)	$84.55	$98.03	(14)%	$86.73	$95.62	(9)%
WTI/Edmonton Light Differential ($/bbl)	$(2.78)	$2.09	(233)%	$(7.46)	$1.42	(625)%

Realized crude oil and NGLs prices, excluding hedging, decreased 19% and 9% for the three months and year ended December 31, 2012, as compared to the same periods of 2011. The price of WTI fluctuates based on regional and worldwide supply and demand fundamentals with significant price volatility experienced over the last several years. Advantage’s realized prices may not change to the same extent as WTI due to changes in the $US/$Canadian exchange rate, changes in Canadian crude oil differentials between WTI and Canadian Edmonton light pricing, and quality and transportation adjustments. Our realized prices have been lower during 2012 when compared to the same periods of 2011 due to wider differentials resulting in lower Canadian realized pricing, which has adversely impacted our sales. Additionally, natural gas liquid prices have softened in 2012 as compared to 2011 due to oversupply attributable to successful liquids-rich drilling throughout North America. We believe that the long-term pricing fundamentals for crude oil will remain strong with supply management by the Organization of the Petroleum Exporting Countries (“OPEC”) and strong relative demand from developing countries.

Advantage Oil & Gas Ltd. - 8

Commodity Price Risk

The Corporation’s financial results and condition will be dependent on the prices received for crude oil and natural gas production. Crude oil and natural gas prices have fluctuated widely and are determined by economic and political factors. Supply and demand factors, including weather and general economic conditions as well as conditions in other crude oil and natural gas regions, impact prices. Any movement in crude oil and natural gas prices will have an effect on the Corporation’s financial condition and performance. Advantage has an established financial hedging strategy and may manage the risk associated with changes in commodity prices by entering into derivative contracts. Although these commodity price risk management activities could expose Advantage to losses or gains, entering derivative contracts helps us to stabilize cash flows and ensures that our capital expenditure program is substantially funded by such cash flows. To the extent that Advantage engages in risk management activities related to commodity prices, it will be subject to credit risk associated with counterparties with which it contracts. Credit risk is mitigated by entering into contracts with only stable, creditworthy parties and through frequent reviews of exposures to individual entities. In addition, the Corporation only enters into derivative contracts with major banks and international energy firms to further mitigate associated credit risk. Our Credit Facilities also prohibit the Corporation from entering into any derivative contract where the term of such contract exceeds three years. Further, the aggregate of such contracts cannot hedge greater than 60% of total estimated crude oil and natural gas production over two years and 50% over the third year.

Currently the Corporation has the following derivatives in place:

Description of Derivative	Term	Volume	Average Price

Natural gas – AECO
Fixed price	January 2013 to December 2013	14,217mcf/d	$3.51/mcf
Fixed price	April 2013 to October 2013	9,478mcf/d	$3.14/mcf
Fixed price	April 2013 to October 2013	9,478mcf/d	$3.17/mcf
Fixed price (1)	April 2013 to October 2013	4,739mcf/d	$2.95/mcf
Fixed price (1)	July 2013 to September 2013	4,739mcf/d	$3.22/mcf
Fixed price (1)	January 2014 to March 2014	14,217mcf/d	$3.85/mcf
Fixed price (1)	January 2014 to March 2014	18,956mcf/d	$3.84/mcf
Fixed price (1)	April 2014 to October 2014	14,217mcf/d	$3.68/mcf
Fixed price (1)	April 2014 to October 2014	18,956mcf/d	$3.68/mcf
Fixed price (1)	November 2014 to March 2015	14,217mcf/d	$4.02/mcf
Fixed price (1)	November 2014 to March 2015	18,956mcf/d	$4.01/mcf

Crude oil – WTI
Fixed price (2)	January 2013 to December 2013	1,000bbls/d	$90.29/bbl
Fixed price (1)(2)	February 2013 to December 2013	1,000bbls/d	$93.00/bbl

(1)	Derivative contracts entered into subsequent to December 31, 2012.

(2)	Derivative contracts entered by Longview.

Advantage Oil & Gas Ltd. - 9

In February 2013, the Corporation entered into derivatives contracts, which will be transferred to Questfire upon closing of the Transaction, as follows:

Description of Derivative	Term	Volume	Average Price

Natural gas - AECO
Fixed price	March 2013 to December 2013	13,269mcf/d	$3.22/mcf
Fixed price	January 2014 to December 2014	7,583mcf/d	$3.54/mcf

Crude oil - WTI
Fixed price	March 2013 to December 2013	250bbls/d	$97.25/bbl
Fixed price	January 2014 to December 2014	200bbls/d	$94.80/bbl

A summary of realized and unrealized hedging gains and losses for the three months and year ended December 31, 2012 and 2011 are as follows:

	Three months ended			Year ended
	December 31			December 31
($000)	2012	2011	% change	2012	2011	% change
Realized gains (losses) on derivatives
Natural gas	$(2,619)	$7,262	(136)%	$(2,382)	$28,657	(108)%
Crude oil	1,131	(704)	(261)%	1,412	(2,831)	(150)%
Total realized gains (losses) on derivatives	(1,488)	6,558	(123)%	(970)	25,826	(104)%
Unrealized gains (losses) on derivatives
Natural gas	4,058	(6,684)	(161)%	2,142	(25,152)	(109)%
Crude oil	(1,777)	(3,919)	(55)%	1,686	(199)	(947)%
Total unrealized gains (losses) on derivatives	2,281	(10,603)	(122)%	3,828	(25,351)	(115)%
Total gains (losses) on derivatives	$793	$(4,045)	(120)%	$2,858	$475	502%

For 2012 we realized net losses on settled derivative contracts attributable to natural gas hedging as a result of higher actual natural gas prices as compared to our average hedge prices. Such losses were partially offset by gains realized on crude oil hedging due to lower actual crude oil prices. This differs considerably as compared to the net gains realized in 2011 due to a decrease in the natural gas prices at which we have been able to enter continuing derivative contracts. As at December 31, 2012, the fair value of the derivative contracts outstanding and to be settled was a net asset of approximately $1.1 million, a change of $3.8 million from the $2.7 million net liability at December 31, 2011. For the year ended December 31, 2012, this $3.8 million increase in the fair value of the derivative contracts was recognized in income as an unrealized derivative gain (December 31, 2011 – $25.4 million unrealized derivative loss). The valuation of the derivatives is the estimated fair value to settle the contracts as at December 31, 2012 and is based on pricing models, estimates, assumptions and market data available at that time. As such, the recognized amounts are not cash and the actual gains or losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices and foreign exchange rates as compared to the valuation assumptions. The Corporation does not apply hedge accounting and current accounting standards require changes in the fair value to be included in the consolidated statement of comprehensive income as a derivative gain or loss with a corresponding derivative asset and liability recorded on the statement of financial position. These derivative contracts will settle in 2013 corresponding to when the Corporation will recognize sales from production.

Advantage Oil & Gas Ltd. - 10

Royalties

	Three months ended			Year ended
	December 31			December 31
	2012	2011	% change	2012	2011	% change
Royalties ($000)	$7,915	$13,339	(41)%	$34,126	$52,971	(36)%
per boe	$3.18	$4.93	(35)%	$3.34	$5.20	(36)%
As a percentage of petroleum and natural gas sales	10.6%	14.5%	(3.9)%	12.7%	14.9%	(2.2)%

Advantage pays royalties to the owners of mineral rights from which we have leases. The Corporation currently has mineral leases with provincial governments, individuals and other companies. Royalties include payments for Saskatchewan Resource Surcharge which is based on the petroleum and natural gas sales earned within the Province of Saskatchewan. Royalties also include the impact of gas cost allowance (“GCA”), which is a reduction of royalties payable to the Alberta Provincial Government to recognize capital and operating expenditures incurred in the gathering and processing of their share of natural gas production and does not generally fluctuate with natural gas prices. Our average corporate royalty rates are impacted by well depths, well production rates, and commodity prices.

Total royalties paid during 2012 have decreased as compared to the prior year due to a significant reduction in sales attributed to the reduced commodity price environment and lower royalty rates. The royalty rate realized by each of Advantage and Longview on a stand-alone basis for the current year was 5.7% and 19.1%, respectively. Advantage’s royalty rates, that are predominately based on natural gas production, have decreased due to lower natural gas prices and lower average royalties attributed to production from our significant development at Glacier, Alberta. The estimated royalty rate for the life of a Glacier Montney horizontal well is approximately 5% due to industry provincial incentive programs. As production from Glacier becomes a larger proportion of total Advantage production, we have experienced a continual reduction in our realized royalty rate. Additionally, Advantage further benefits from significant GCA that further lowers the effective royalty rate.

Operating Expense

	Three months ended			Year ended
	December 31			December 31
	2012	2011	% change	2012	2011	% change
Operating expense ($000)	$22,196	$21,717	2%	$89,229	$89,166	-%
per boe	$8.92	$8.03	11%	$8.73	$8.75	-%

Total operating expense and operating expense per boe for the three months ended December 31, 2012 is slightly higher than the same period of 2011 primarily due to 8% lower production. However, total operating expense and operating expense per boe for the year ended December 31, 2012 is comparable to the prior year.

Operating expense per boe realized by Advantage on a stand-alone basis for the fourth quarter of 2012 was $5.23/boe, compared to $4.90/boe for the fourth quarter of 2011 and $5.42/boe for the third quarter of 2012. Operating costs for the fourth quarter of 2011 were particularly low due to a one-time receipt for an equalization of $1.7 million recognized during that period. Operating expenses at Glacier for the year ended December 31, 2012 were approximately $0.33/mcf ($1.98/boe) due to the continued efficiencies created by processing our natural gas through our 100% owned Glacier gas plant.

Operating expense per boe realized by Longview for the fourth quarter of 2012 was $21.04/boe, compared to $18.36/boe for the fourth quarter of 2011 and $20.44/boe for the third quarter of 2012. Longview’s total operating expense and operating expense per boe realized increased during 2012 as incurred costs associated with the clean-up of two salt water spills resulting from injection pipeline failures that occurred at Sunset, Alberta and additional costs for maintenance associated with specific facilities and pipelines throughout the year. On a per boe basis, operating costs have been impacted by lower daily production levels during the fourth quarter of 2012 as compared to the fourth quarter of 2011 that experienced a surge in production as a result of capital spending that was delayed until late 2011. To help stabilize fluctuating power costs, Longview fixed the price of 0.8 MW at $55.41/MWh for the period from January 2013 to December 2014. Longview anticipates operating costs to be $19.00 to $20.00/boe during 2013.

Advantage Oil & Gas Ltd. - 11

General and Administrative Expense

	Three months ended			Year ended
	December 31			December 31
	2012	2011	% change	2012	2011	% change
General and administrative expense
Cash expense ($000)	$6,067	$5,119	19%	$20,960	$22,239	(6)%
per boe	$2.44	$1.89	29%	$2.05	$2.18	(6)%
Non-cash expense ($000)	$2,423	$2,107	15%	$7,220	$12,348	(42)%
per boe	$0.97	$0.78	24%	$0.71	$1.21	(41)%
Total general and administrative expense ($000)	$8,490	$7,226	17%	$28,180	$34,587	(19)%
per boe	$3.41	$2.67	28%	$2.76	$3.39	(19)%
Employees at December 31				121	125	(3)%

Cash general and administrative (“G&A”) expense increased for the three months ended December 31, 2012 compared to the same period of 2011 but has decreased for the year ended December 31, 2012 as compared to 2011 due to ongoing cost reduction efforts and continued evaluation.

Non-cash G&A expense is comprised of share based compensation, including restricted shares and stock options, granted to service providers with the purpose to retain and attract employees, to reward and encourage performance, and to focus employees on operating and financial performance that results in lasting shareholder return. Restricted shares are generally granted when the Corporation demonstrates a positive total return, subject to Board of Directors approval, and on vesting are exchanged for common shares. Stock options are granted subject to Board of Directors approval and on vesting can be exercised at the option of the service providers in exchange for common shares. Compensation cost related to share based compensation is recognized as non-cash G&A expense over the vesting period and incorporates the fair value at grant date, the estimated number of restricted shares or stock options to vest, and certain management estimates.

Advantage stand-alone had a restricted share performance incentive plan that expired during the third quarter of 2012 and no Advantage restricted shares were granted during the current year. On September 13, 2012, shareholders of Advantage approved a new stock option plan, to continue providing for long term equity based compensation for service providers. For the year ended December 31, 2012, Advantage recognized $6.1 million of compensation cost as non-cash G&A expense, issued 2,078,798 common shares to service providers in exchange for vested restricted shares that were granted during prior years, and granted 15,996,366 stock options pursuant to the new stock option plan.

Longview has a restricted share performance incentive plan and for the year ended December 31, 2012, 114,163 restricted shares were granted and $1.1 million of compensation cost was recognized as non-cash G&A expense. During the same period, Longview issued 86,732 common shares to service providers in exchange for vested restricted shares. As at December 31, 2012, 113,630 restricted shares remain unvested and will vest to service providers over the next two years with a total of $0.4 million in compensation cost to be recognized over the future service periods.

Depreciation Expense

	Three months ended			Year ended
	December 31			December 31
	2012	2011	% change	2012	2011	% change
Depreciation expense ($000)	$26,453	$41,669	(37)%	$132,175	$152,927	(14)%
per boe	$10.63	$15.40	(31)%	$12.94	$15.01	(14)%

Depreciation of oil and gas properties is provided on the unit-of–production method based on total proved and probable reserves, including future development costs, on a component basis. For 2012, depreciation expense has decreased due to the reduced rate of depreciation per boe. The rate of depreciation per boe has reduced due to a decrease in net property, plant and equipment attributable to the recognition of a $187.7 million impairment of oil and gas properties during the fourth quarter of 2011. Additionally, in accordance with the requirements of IFRS, Advantage ceased depreciation of assets held for sale effective as of the announcement date (refer to the sections “Non-core Asset Sales” and “Impairment of Assets Held for Sale”).

Advantage Oil & Gas Ltd. - 12

Impairment of Assets Held for Sale

	Three months ended			Year ended
	December 31			December 31
	2012	2011	% change	2012	2011	% change
Impairment of assets held for sale ($000)	$73,000	$-	100%	$73,000	$-	100%

The carrying amounts of exploration and evaluation assets, property, plant and equipment and decommissioning liabilities associated with the assets held for sale have been presented separately on the statement of financial position and reflected at the lesser of fair value less costs to sell and carrying amount, which resulted in an impairment recognition of $73 million during the fourth quarter of 2012 (refer to the section “Non-core Asset Sales”).

Impairment of Oil and Gas Properties

	Three months ended			Year ended
	December 31			December 31
	2012	2011	% change	2012	2011	% change
Impairment of oil and gas properties ($000)	$31,865	$187,684	(83)%	$31,865	$187,684	(83)%

At each reporting date, Advantage assesses whether or not there are circumstances that indicate a possibility that the carrying values of exploration and evaluation assets and property, plant and equipment are not recoverable, or impaired. Such circumstances include incidents of physical damage, deterioration of commodity prices, changes in the regulatory environment, or a reduction in estimates of proved and probable reserves. For the purpose of impairment testing of property, plant and equipment, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit” or “CGU”). When management judges that circumstances clearly indicate impairment, CGUs are tested for impairment by comparing the carrying values to their recoverable amounts. These calculations require the use of estimates and assumptions, that are subject to change as new information becomes available including information on future commodity prices, expected production volumes, quantities of reserves, discount rates, future development costs and operating costs (refer to the section “Critical Accounting Estimates”). Impairment losses on CGUs are recognized in the Statement of Comprehensive Income (Loss) as impairment of oil and gas properties and are separately disclosed.

As at December 31, 2012, Longview determined that the reduction in crude oil prices recognized within their year-end independent reserves evaluation was an indicator of impairment. As a result, they completed an impairment assessment and calculated an estimated recoverable amount for their CGUs, primarily based upon the net present value after tax of their year-end proved plus probable reserves discounted at 10% and adjusted for a number of other estimates and assumptions. Based upon these calculations, Longview recognized an impairment loss of $31.9 million related to one CGU located in Alberta that had suffered a significant deterioration in value due to the reduction in crude oil prices and decreased reserves. The decrease in Alberta reserves was more than offset by increased reserves from Saskatchewan CGUs resulting in a total increase in Longview reserves for the year ended December 31, 2012. No impairment losses were recognized for any other CGUs. An impairment loss is reversed if there is subsequently an objective change in the estimates used to determine the recoverable amount.

As at December 31, 2011, Advantage determined that the significant reduction in natural gas prices recognized within our year-end independent reserves evaluation was an indicator of impairment. As a result, we completed an impairment assessment and calculated an estimated recoverable amount for our natural gas concentrated CGUs, primarily based upon the net present value after tax of our year-end proved plus probable reserves discounted at 10% and adjusted for a number of other estimates and assumptions. Based upon these calculations, we recognized an impairment loss of $187.7 million related to two CGUs that consist of conventional natural gas focused properties located in Western and Eastern Alberta that had suffered a significant deterioration in value due to the challenging natural gas price environment. No impairment losses were recognized for any other CGUs, including our Glacier property. An impairment loss is reversed if there is subsequently an objective change in the estimates used to determine the recoverable amount.

Advantage Oil & Gas Ltd. - 13

Exploration and Evaluation Expense

	Three months ended			Year ended
	December 31			December 31
($000)	2012	2011	% change	2012	2011	% change
Exploration and evaluation expense	$41	$1,708	(98)%	$181	$3,055	(94)%

All exploratory costs incurred subsequent to acquiring the right to explore for oil and natural gas are capitalized as exploration and evaluation assets pending determination of technical feasibility and commercial viability. Such costs can typically include costs to acquire land rights in areas with no proved or probable reserves assigned, geological and geophysical costs, and exploration wells. If the assets are subsequently determined to be technically feasible and commercially viable, the exploratory costs are tested for impairment and then reclassified from exploration and evaluation assets to development and production assets. If exploratory costs are determined not to be technically feasible and commercially viable, the costs are expensed as exploration and evaluation expense. For the years ended December 31, 2012 and 2011, we expensed exploration and evaluation costs related to undeveloped land that expired.

Interest on Bank Indebtedness

	Three months ended			Year ended
	December 31			December 31
	2012	2011	% change	2012	2011	% change
Interest on bank indebtedness ($000)	$3,159	$2,142	47%	$12,436	$11,483	8%
per boe	$1.27	$0.79	61%	$1.22	$1.13	8%
Average effective interest rate	4.5%	5.4%	(0.9)%	4.9%	5.3%	(0.4)%

Bank indebtedness at December 31 ($000)				$274,171	$233,903	17%

Total interest on bank indebtedness has increased for the three months and year ended December 31, 2012 as compared to the same periods of 2011 primarily due to the increase in the average debt balance attributable to capital expenditures exceeding reduced funds from operations and settlement of the 7.75% and 8.00% convertible debentures totaling $62.3 million in December 2011. Lower funds from operations have been primarily caused by the lower commodity price environment. Consolidated bank indebtedness outstanding at the end of December 31, 2012 was $274.2 million consisting of $161.6 million and $112.6 million for each of the legal entities Advantage and Longview, respectively. The Corporation’s interest rates have decreased during 2012 and are primarily based on short term bankers’ acceptance rates plus a stamping fee. We monitor the debt level to ensure an optimal mix of financing and cost of capital that will provide a maximum return to our shareholders.

Interest and Accretion on Convertible Debentures

	Three months ended			Year ended
	December 31			December 31
	2012	2011	% change	2012	2011	% change
Interest on convertible
debentures ($000)	$1,087	$1,995	(46)%	$4,313	$8,871	(51)%
per boe	$0.44	$0.74	(41)%	$0.42	$0.87	(52)%
Accretion on convertible
debentures ($000)	$808	$824	(2)%	$3,218	$3,360	(4)%
per boe	$0.32	$0.30	7%	$0.31	$0.33	(6)%
Convertible debentures maturity value at December 31 ($000)				$86,250	$86,250	-%

Interest and accretion on convertible debentures has decreased for 2012 as compared to 2011 due to the maturity and settlement of the 7.75% and 8.00% convertible debentures in December 2011.

Advantage Oil & Gas Ltd. - 14

Accretion on Decommissioning Liability

	Three months ended			Year ended
	December 31			December 31
	2012	2011	% change	2012	2011	% change
Accretion on decommissioning liability ($000)	$1,613	$1,459	11%	$6,300	$5,748	10%
per boe	$0.65	$0.54	20%	$0.62	$0.56	11%

Decommissioning liability at December 31 ($000) (1)				$262,764	$253,796	4%

(1) Includes decommissioning liability associated with assets held for sale.

Decommissioning liabilities are determined by discounting at a risk-free rate the expected future cash flows required to decommission all petroleum and natural gas assets. The net present value of the decommissioning liability has increased due to a decrease in the risk-free rate. Accretion on decommissioning liability represents the increase in the decommissioning liability each reporting period due to the passage of time and is currently calculated at an annualized rate of 2.37% of the liability.

Other Income

	Three months ended			Year ended
	December 31			December 31
($000)	2012	2011	% change	2012	2011	% change
Gain on sale of property, plant and equipment	$5,476	$153	3,479%	$16,964	$1,325	1,180%
Miscellaneous income	9	88	(90)%	595	647	(8)%
	$5,485	$241	2,176%	$17,559	$1,972	790%

Other income primarily consists of gains related to the disposition of property, plant and equipment. In the second half of 2012, Advantage sold non-core assets resulting in gains of $17.0 million.

Taxes

Deferred income taxes arise from differences between the accounting and tax bases of our assets and liabilities. For the year ended December 31, 2012, the Corporation recognized a deferred income tax recovery of $28.6 million as a result of the $125.7 million loss before taxes and non-controlling interest. As at December 31, 2012, the Corporation had a deferred income tax asset balance of $42.9 million and a deferred income tax liability balance of $4.6 million.

Advantage and Longview have approximately $1.7 billion in tax pools and deductions at December 31, 2012, which can be used to reduce the amount of taxes payable. The estimated tax pools in place are as follows:

	Estimated Tax Pools
	December 31, 2012
	($ millions)
	Advantage	Longview	Consolidated
Canadian Development Expenses	$133	$44	$177
Canadian Exploration Expenses	71	-	71
Canadian Oil and Gas Property Expenses	-	330	330
Non-capital losses	721	94	815
Undepreciated Capital Cost	226	70	296
Other	4	5	9
	$1,155	$543	$1,698

Advantage and Longview have non-capital loss carry forward balances of approximately $815 million that will expire no earlier than 2023.

Advantage Oil & Gas Ltd. - 15

Net Income Attributable to Non-Controlling Interest

From April 14, 2011 to May 21, 2012, Advantage had a 63% ownership interest in Longview with the remaining 37% held by outside interests or non-controlling interests. On May 22, 2012, Advantage sold 8,300,000 common shares of Longview which decreased Advantage’s ownership interest to 45.2% and increased the non-controlling interests to 54.8%. As Advantage holds the single largest ownership interest of Longview and other ownership interests are comparatively dispersed, Advantage is considered to control Longview. Accordingly, Advantage’s consolidated financial statements include 100% of Longview’s accounts. To determine the net income or loss attributable to the Advantage shareholders, it is necessary to deduct or add that portion of the net income or loss related to Longview that is consolidated within Advantage’s financial results but is attributable to the non-controlling interests. Therefore, for the year ended December 31, 2012, Advantage recognized an $8.0 million increase to net income related to Longview’s net loss consolidated within Advantage’s financial results but attributable to the non-controlling interests.

Net Loss and Comprehensive Loss

	Three months ended			Year ended
	December 31			December 31
	2012	2011	% change	2012	2011	% change
Net loss and comprehensive loss ($000)	$(60,218)	$(145,063)	(58)%	$(89,125)	$(152,772)	(42)%
per share - basic	$(0.36)	$(0.87)	(59)%	$(0.53)	$(0.92)	(42)%
- diluted	$(0.36)	$(0.87)	(59)%	$(0.53)	$(0.92)	(42)%

Advantage has realized net losses during both 2012 and 2011 due to the recognition of impairments on both assets held for sale and oil and gas assets. On August 22, 2012, the Advantage legal entity announced that it would market for sale all remaining non-core assets (refer to section “Non-core Asset Sales”). The carrying amounts of exploration and evaluation assets, property, plant and equipment and decommissioning liabilities associated with the assets held for sale have been presented separately on the statement of financial position and reflected at the lesser of fair value less costs to sell and carrying amount, which resulted in an impairment recognition of $73 million during the fourth quarter of 2012.

At each reporting date, Advantage assesses whether or not there are circumstances that indicate a possibility that the carrying values of exploration and evaluation assets and property, plant and equipment are not recoverable, or impaired. As at December 31, 2012, Longview recognized an impairment loss of $31.9 million related to one CGU located in Alberta that had suffered a significant deterioration in value due to the reduction in crude oil prices and decreased reserves. No impairment losses were recognized for any other CGUs during this period. As at December 31, 2011, Advantage recognized an impairment loss of $187.7 million related to two CGUs that consist of conventional natural gas focused properties located in Western and Eastern Alberta that had suffered a significant deterioration in value due to the challenging natural gas price environment. No impairment losses were recognized for any other CGUs during this period, including our Glacier property.

Advantage Oil & Gas Ltd. - 16

Cash Netbacks

	Three months ended				Year ended
	December 31				December 31
	2012		2011		2012		2011
	$000	per boe	$000	per boe	$000	per boe	$000	per boe
Petroleum and natural gas sales	$74,432	$29.90	$92,300	$34.11	$268,905	$26.32	$355,288	$34.88
Royalties	(7,915)	(3.18)	(13,339)	(4.93)	(34,126)	(3.34)	(52,971)	(5.20)
Realized gain (loss) on derivatives	(1,488)	(0.60)	6,558	2.42	(970)	(0.09)	25,826	2.54
Operating expense	(22,196)	(8.92)	(21,717)	(8.03)	(89,229)	(8.73)	(89,166)	(8.75)
Operating income	42,833	17.20	63,802	23.57	144,580	14.16	238,977	23.47
General and administrative (1)	(6,067)	(2.44)	(5,119)	(1.89)	(20,960)	(2.05)	(22,239)	(2.18)
Finance expense (2)	(4,246)	(1.71)	(4,137)	(1.53)	(16,749)	(1.64)	(20,354)	(2.00)
Miscellaneous income	9	-	88	0.03	595	0.06	647	0.06
Funds from operations and cash netbacks	$32,529	$13.05	$54,634	$20.18	$107,466	$10.53	$197,031	$19.35

(1) General and administrative expense excludes non-cash G&A.

(2) Finance expense excludes non-cash accretion expense.

For the fourth quarter of 2012, Advantage realized a 32% increase in funds from operations to $32.5 million or $13.05 per boe as compared to $24.7 million or $10.02 per boe for the third quarter of 2012 due to a 43% increase in the realized natural gas price. However, funds from operations have decreased significantly as compared to 2011 driven primarily by considerably lower realized commodity prices and a reduction in realized gains on derivative contracts. Natural gas prices have remained low for the last several years due to decreased demand and increasing U.S. domestic natural gas production, particularly from non-conventional natural gas resource plays. Crude oil prices have been lower due to wider differentials resulting in lower Canadian realized pricing. Additionally, natural gas liquid prices softened due to oversupply attributable to successful liquids-rich drilling throughout North America. Although our funds from operations have continued to benefit from cost reductions, the volatile commodity price environment has significantly challenged our industry during 2012. Gains from derivatives have decreased considerably from 2011 due to a reduction in the commodity prices at which we have been able to enter continuing derivative contracts, particularly for natural gas.

Advantage Oil & Gas Ltd. - 17

Contractual Obligations and Commitments

The Corporation has contractual obligations in the normal course of operations including purchases of assets and services, operating agreements, transportation commitments, sales contracts, bank indebtedness and convertible debentures. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. The following table is a summary of the Corporation’s remaining contractual obligations and commitments. Advantage has no guarantees or off-balance sheet arrangements other than as disclosed.

		Payments due by period
($ millions)		Total	2013	2014	2015
Building leases		$4.1	$2.6	$1.5	$-
Pipeline/transportation		26.0	12.7	11.0	2.3
Bank indebtedness (1)	- principal	274.2	-	274.2	-
	- interest	19.7	13.3	6.4	-
Convertible debentures (2)	- principal	86.2	-	-	86.2
	- interest	10.8	4.3	4.3	2.2
Total contractual obligations		$421.0	$32.9	$297.4	$90.7

(1)	The Corporation’s bank indebtedness does not have specific maturity dates. It is governed by credit facility agreements with a syndicate of financial institutions. Under the terms of the agreements, the facilities are reviewed annually, with the next reviews scheduled in June 2013. The facilities are revolving, and extendible at each annual review for a further 364 day period at the option of the syndicate. If not extended, the credit facilities are converted at that time into one-year term facilities, with the principal payable at the end of such one-year terms. Management fully expects that the facilities will be extended at each annual review.

(2)	As at December 31, 2012, Advantage had $86.2 million convertible debentures outstanding. The convertible debentures are convertible to common shares based on an established conversion price. All remaining obligations related to convertible debentures can be settled through the payment of cash or issuance of common shares at Advantage’s option.

Liquidity and Capital Resources

The following table is a summary of the Corporation’s capitalization structure:

	December 31, 2012
($000, except as otherwise indicated)	Advantage	Longview	Consolidated
Bank indebtedness (non-current)	$161,630	$112,541	$274,171
Working capital deficit (1)	35,467	11,712	47,179
Net debt	197,097	124,253	321,350
Convertible debentures maturity value (non-current)	86,250	-	86,250
Total debt	$283,347	$124,253	$407,600
Shares outstanding	168,382,838	46,837,164
Shares closing market price ($/share)	$3.20	$5.39
Market capitalization (2)	$538,825	$252,452

(1)	Working capital deficit is a non-GAAP measure that includes trade and other receivables, prepaid expenses and deposits, trade and other accrued liabilities, and the other liability.
(2)	Market capitalization is a non-GAAP measure calculated by multiplying shares outstanding by the closing market share price on the applicable date for each legal entity.

Advantage monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The capital structure of the Corporation is composed of working capital (excluding derivative assets and liabilities), bank indebtedness, convertible debentures and share capital. Advantage may manage its capital structure by issuing new common shares, repurchasing outstanding common shares, obtaining additional financing either through bank indebtedness or convertible debenture issuances, refinancing current debt, issuing other financial or equity-based instruments, declaring a dividend, implementing a dividend reinvestment plan, adjusting capital spending, or disposing of assets or its ownership interest in Longview. The capital structure is reviewed by Management and the Board on an ongoing basis.

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Management of the Corporation’s capital structure is facilitated through its financial and operational forecasting processes. The forecast of the Corporation’s future cash flows is based on estimates of production, commodity prices, forecast capital and operating expenditures, and other investing and financing activities. The forecast is regularly updated based on new commodity prices and other changes, which the Corporation views as critical in the current environment. Selected forecast information is frequently provided to the Board. This continual financial assessment process further enables the Corporation to mitigate risks. The Corporation continues to satisfy all liabilities and commitments as they come due.

The economic situation during the last several years has created significant commodity price volatility. Crude oil prices have generally remained strong, although 2012 experienced significant changes due to increased North American production that has challenged current infrastructure resulting in volatile differentials that has placed downward pressure on Canadian realized prices. Natural gas prices have remained low for several years due to decreased demand caused by mild winters and increasing U.S. domestic natural gas production, particularly from non-conventional natural gas resource plays. The outlook for the Corporation from a prolonged weak commodity price environment, particularly natural gas, would be reductions in operating netbacks, funds from operations and capital expenditures. In order to strengthen our financial position and balance our cash flows, on April 14, 2011 we closed the sale of 17,250,000 Longview common shares with the net proceeds utilized to repay bank indebtedness and maturing convertible debentures. On May 22, 2012, Advantage sold another 8,300,000 Longview common shares with net proceeds utilized to repay bank indebtedness. Additionally, on August 22, 2012, the Advantage legal entity announced that it would market for sale all of the Corporation's non-core assets, defined as all corporate assets excluding Advantage's core Glacier Montney natural gas asset and its 21.15 million share ownership position in Longview. On February 5, 2013, the Advantage legal entity announced that it had closed four separate sales transactions and signed a definitive agreement with a fifth party which, on a combined basis, constituted the sale of substantially all non-core assets. Management has partially mitigated commodity price risk whereby we have entered natural gas hedges averaging 29.2 mmcf/d at $3.31/mcf for calendar 2013, 33.2 mmcf/d at $3.78/mcf for calendar 2014, and 33.2 mmcf/d at $4.01/mcf for the first quarter of 2015. Additionally, Longview entered crude oil hedges of 1,000 bbls/d at $90.29/bbl for January to December 2013 and 1,000 bbls/d at $93.00/bbl for February to December 2013. However, we continue to be very cognizant of improving our financial flexibility in the current environment.

We believe that Advantage has implemented strategies to protect our business as much as possible in the current industry and economic environment. We have implemented a strategy to substantially balance funds from operations and our capital program expenditure requirements. A hedging program was also executed to help reduce the volatility of funds from operations. However, we are still exposed to risks as a result of the current industry and economic situation. We continue to closely monitor the possible impact on our business and strategy, and will make adjustments as necessary with prudent management.

Shareholders’ Equity and Convertible Debentures

Advantage utilizes a combination of equity, convertible debentures, bank indebtedness and funds from operations to finance acquisitions and development activities.

As at December 31, 2012, Advantage had 168.4 million common shares outstanding. During the year ended December 31, 2012 Advantage issued 2,078,798 common shares to service providers in exchange for vested restricted shares that were granted during prior years. As at March 25, 2013, common shares outstanding have not changed since December 31, 2012.

The Corporation had $86.2 million of 5.00% convertible debentures outstanding at December 31, 2012 that were convertible to 10.0 million common shares based on the applicable conversion price and will mature in January 2015 (December 31, 2011 - $86.2 million outstanding and convertible to 10.0 million common shares). During the year ended December 31, 2012, there were no conversions of debentures. The principal amounts of the 7.75% and 8.00% convertible debentures matured in December 2011 and were settled with $62.3 million in cash. Our convertible debenture obligation can be settled through the payment of cash or issuance of common shares at Advantage’s option.

Bank Indebtedness, Credit Facilities and Other Obligations

At December 31, 2012, Advantage had consolidated bank indebtedness outstanding of $274.2 million consisting of $161.6 million and $112.6 million for each of the legal entities Advantage and Longview, respectively. Bank indebtedness has increased $40.3 million since December 31, 2011, primarily due to capital expenditures exceeding reduced funds from operations from the lower commodity price environment. Advantage’s consolidated credit facilities of $500 million at December 31, 2012 include $300 million with Advantage and $200 million with Longview (the “Credit Facilities”). The credit facilities are each collateralized by a $1 billion floating charge demand debenture covering all assets of the legal entities. As well, the borrowing bases for the credit facilities are determined through utilizing the legal entities regular reserve estimates. The banking syndicate thoroughly evaluates the reserve estimates based upon their own commodity price expectations to determine the amount of the borrowing bases. Revisions or changes in the reserve estimates and commodity prices can have either a positive or a negative impact on the borrowing bases. The next annual reviews are scheduled to occur in June 2013. There can be no assurance that the credit facilities will be renewed at the current borrowing base levels at that time. If the Transaction successfully closes, it is anticipated that the net proceeds will reduce outstanding bank indebtedness for the Advantage legal entity and the borrowing base will be redetermined by the banking syndicate based upon their evaluation of Advantage’s remaining reserves.

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Advantage had a consolidated working capital deficiency of $47.2 million as at December 31, 2012. Our working capital includes items expected for normal operations such as trade receivables, prepaids, deposits, trade payables and accruals, and the other liability. Working capital varies primarily due to the timing of such items, the current level of business activity including our capital expenditure program, commodity price volatility, and seasonal fluctuations. Working capital deficiency increased during the fourth quarter of 2012 as we increased our capital expenditure programs, particularly at Glacier where we had experienced completion delays. We do not anticipate any problems in meeting future obligations as they become due given the level of our funds from operations and undrawn Credit Facilities. It is also important to note that working capital is effectively integrated with Advantage’s revolving operating loan facility, which assists with the timing of cash flows as required.

Non-Controlling Interest

On April 14, 2011, Longview completed its initial public offering at a price of $10 per common share issuing 17,250,000 common shares and raising gross proceeds of $172.5 million (including full exercise of the over-allotment option on April 28, 2011). Concurrent with the closing of the Offering, Longview purchased the Acquired Assets from Advantage for total consideration of $546.9 million, comprised of 29,450,000 common shares of Longview representing a 63% equity ownership and $252.4 million in cash. The remaining 37% equity ownership of Longview was held by outside interests or non-controlling interests. Additionally, on May 22, 2012, Advantage sold another 8,300,000 Longview common shares owned by Advantage to a syndicate of underwriters at a price of $9.00 per common share for gross proceeds of $74.7 million. Advantage now owns 21,150,010 common shares of Longview, representing an interest of approximately 45.2% in Longview. As Advantage holds the single largest ownership interest of Longview and other ownership interests are comparatively dispersed, Advantage is considered to control Longview. As such, Advantage’s consolidated financial statements include 100% of Longview’s accounts and non-controlling interest was recognized which represented Longview’s independent shareholders ownership interest in the net assets of Longview. Non-controlling interest on the statement of financial position is continually adjusted for the independent shareholders’ share of Longview’s net income or loss that is consolidated within Advantage’s financial results and reduced for any dividends paid by Longview to the independent shareholders. Therefore, for the year ended December 31, 2012, Advantage recognized an $8.0 million increase to net income related to Longview’s net loss consolidated within Advantage’s financial results but attributable to the non-controlling interests. This $8.0 million decreased non-controlling interest on the statement of financial position along with a decrease of $13.7 million related to dividends declared by Longview to the non-controlling interest ownership.

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Capital Expenditures

	Three months ended		Year ended
	December 31		December 31
($000)	2012	2011	2012	2011
Drilling, completions and workovers	$40,792	$85,061	$134,630	$199,170
Well equipping and facilities	6,508	15,984	39,281	52,857
Land and seismic	(65)	138	-	1,704
Other	-	14	773	443
Expenditures on property, plant and equipment	47,235	101,197	174,684	254,174
Expenditures on exploration and evaluation assets	377	1,624	377	3,006
Proceeds from property dispositions	(2,996)	(114)	(13,967)	(1,099)
Net capital expenditures (1)	$44,616	$102,707	$161,094	$256,081

(1) Net capital expenditures excludes changes in non-cash working capital and change in decommissioning liability.

Advantage’s preference is to operate a high percentage of properties such that we can maintain control of capital expenditures, operations and cash flows. Advantage’s business structure has been established in order to fully capitalize on both natural gas and crude oil exploration and development opportunities. Advantage is focused primarily on developing the significant natural gas resource play at Glacier, Alberta while retaining a significant investment in Longview that is focused on oil and natural gas liquids production and development.

Advantage on a legal entity basis spent on property, plant and equipment and exploration and evaluation assets for the year ended December 31, 2012, $130.6 million, including $119.2 million at Glacier. Advantage continues to focus on development of our Montney natural gas resource play at Glacier where we will continue to employ a phased development approach. In March 2011, our Phase III development at Glacier was completed with production capacity of 100 mmcf/d at our Glacier gas plant, a significant increase from the prior 50 mmcf/d capability. During the third quarter of 2011, we began our Phase IV development at Glacier to increase throughput capacity to 140 mmcf/d and further evaluate the Middle and Lower Montney formations. Modifications at the Glacier gas plant to increase processing capacity to 140 mmcf/d were completed during the second quarter of 2012. However, as a result of the prevailing low natural gas pricing environment, we decided to maintain production from Glacier at between 90 and 100 mmcf/d utilizing our inventory of drilled wells. During the Phase IV program we drilled 28.5 net wells (29 gross) and had 14 wells remaining to complete prior to the 2012 spring break-up. We experienced a prolonged spring break-up and other weather related conditions into the third quarter of 2012 causing lease access restrictions that delayed our current Glacier capital program until September. Since that time we have drilled 3 new Middle Montney evaluation wells and completed 5 wells from the Upper, Middle and Lower Montney formations. At December 31, 2012, we had 12 wells drilled that will be completed to offset declines as required. We estimate that we have sufficient current behind pipe productivity to sustain production at between 90 and 100 mmcf/d for the remainder of 2013. Given the additional activities undertaken including core studies, different completion technologies, and completion of additional wells in the Lower, Middle and Upper Montney formations, we have increased our estimated capital expenditure program for the 12 months ending June 30, 2013, to be approximately $115 to $125 million (refer to Advantage press release dated March 13, 2013 for additional details).

For the year ended December 31, 2012, Longview spent a net $44.5 million on property, plant and equipment and exploration and evaluation assets which included $24.2 million in Saskatchewan, $8.1 million at Nevis, $5.2 million at Westerose, $3.4 million at Brazeau, and $2.1 million at Sunset, with the remaining spending for miscellaneous projects. Longview drilled a total of 21.0 net (33 gross) wells at a 100% success rate adding production of approximately 1,591 boe/d (90% crude oil and natural gas liquids). Consistent with their business strategy, Longview developed a sustainable and balanced 2013 budget that will preserve a strong balance sheet while utilizing funds from operations to maintain the current dividend policy and fund substantially all of their capital expenditures while maintaining production at 2012 levels. Longview’s 2013 capital drilling program is primarily focused on further development of their Midale and Frobisher plays within Southeast Saskatchewan where they have an extensive land base, high working interests, fee title ownership and existing infrastructure.

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Sources and Uses of Funds

The following table summarizes the various funding requirements during the years ended December 31, 2012 and 2011 and the sources of funding to meet those requirements:

	Year ended
	December 31
($000)	2012	2011
Sources of funds
Funds from operations	$107,466	$197,031
Proceeds from Longview financing	71,563	160,757
Increase in bank indebtedness	40,268	-
Property dispositions	13,967	1,099
Change in non-cash working capital and other	-	27,659
	$233,264	$386,546
Uses of funds
Expenditures on property, plant and equipment	$174,684	$254,174
Change in non-cash working capital and other	42,073	-
Dividends declared by Longview to non-controlling interest	13,735	6,915
Expenditures on decommissioning liability	2,395	3,335
Expenditures on exploration and evaluation assets	377	3,006
Convertible debenture maturities	-	62,294
Decrease in bank indebtedness	-	56,754
Reduction of capital lease obligations	-	68
	$233,264	$386,546

Funds from operations for 2012 have decreased significantly as compared to 2011. Although our funds from operations have continued to benefit from cost reductions, the volatile commodity price environment has significantly challenged our industry during 2012 resulting in lower sales and funds from operations. Over the last several years we have made significant strides in reducing our bank indebtedness from completing various financings, divesting of non-core assets, and progressively disposing of our ownership interest in Longview. To assist with funding capital expenditures, Advantage has typically utilized funds from operations and bank indebtedness from its Credit Facilities. We monitor the debt level to ensure an optimal mix of financing and cost of capital that will provide a maximum return to our shareholders.

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Annual Financial Information

The following is a summary of selected financial information of the Corporation for the years indicated.

	Year ended	Year ended	Year ended
	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2010
Total sales (before royalties) ($000)	$268,905	$355,288	$319,368
Net income (loss) ($000)	$(89,125)	$(152,772)	$40,920
per share - basic and diluted	$(0.53)	$(0.92)	$0.25
Total assets ($000)	$1,913,796	$1,972,789	$1,965,945
Long term financial liabilities ($000) (1)	$351,619	$308,574	$363,675

(1) Long term financial liabilities exclude decommissioning liability and deferred income tax liability.

Total sales (before royalties) increased from 2010 to 2011 primarily from significant increases in our production due to our successful exploration and development activities. Natural gas sales in particular benefited in 2011 from our Montney natural gas resource play at Glacier, Alberta where we increased production capacity with our continued facilities and infrastructure expansion work. Sales for 2012 have been negatively impacted primarily by the continued decrease in commodity prices, particularly natural gas prices. As a result of the prevailing low natural gas pricing environment, we decided to maintain production from Glacier at between 90 and 100 mmcf/d utilizing our inventory of drilled wells. During 2010 Advantage disposed of several non-core properties during the year and recognized a $45.6 million net gain which resulted in the reported net income. Our net losses for 2011 and 2012 were primarily related to lower commodity prices that resulted in the recognition of impairment losses. In 2011 we recognized an impairment loss of $187.7 million related to two CGUs that consist of conventional natural gas focused properties located in Western and Eastern Alberta that had suffered a significant deterioration in value due to the challenging natural gas price environment. In 2012 our assets held for sale were reflected at the lesser of fair value less costs to sell and carrying amount, which resulted in an impairment recognition of $73 million. Additionally, in 2012 Longview recognized an impairment loss of $31.9 million related to one CGU located in Alberta that had suffered a significant deterioration in value due to the reduction in crude oil prices and decreased reserves. Total assets have changed during the years due to ongoing capital expenditure activity offset by impairment losses.

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Quarterly Performance

($000, except as otherwise	2012				2011
indicated)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Daily production
Natural gas (mcf/d)	125,455	126,606	132,411	139,664	137,480	134,353	136,986	111,145
Crude oil and NGLs (bbls/d)	6,148	5,724	5,880	6,582	6,498	6,246	5,919	6,251
Total (boe/d)	27,057	26,825	27,949	29,859	29,411	28,638	28,750	24,775
Average prices
Natural gas ($/mcf)
Excluding hedging	$2.97	$2.07	$1.65	$2.02	$3.18	$3.62	$3.77	$3.72
Including hedging	$2.75	$2.07	$1.67	$2.02	$3.76	$4.16	$4.29	$4.55
AECO daily index	$3.22	$2.28	$1.90	$2.17	$3.20	$3.66	$3.88	$3.78
Crude oil and NGLs ($/bbl)
Excluding hedging	$70.94	$72.07	$70.97	$81.48	$87.06	$76.56	$88.27	$75.41
Including hedging	$72.94	$73.06	$71.73	$80.41	$85.88	$77.33	$86.21	$72.82
WTI ($US/bbl)	$88.20	$92.19	$93.51	$102.94	$94.02	$89.81	$102.55	$94.25
Total sales including realized hedging	$72,944	$62,615	$58,526	$73,850	$98,858	$95,797	$99,971	$86,488
Net income (loss)	$(60,218)	$(2,769)	$(15,579)	$(10,559)	$(145,063)	$(2,997)	$997	$(5,709)
per share - basic	$(0.36)	$(0.02)	$(0.10)	$(0.06)	$(0.87)	$(0.02)	$0.01	$(0.03)
- diluted	$(0.36)	$(0.02)	$(0.10)	$(0.06)	$(0.87)	$(0.02)	$0.01	$(0.03)
Funds from operations	$32,529	$24,703	$18,243	$31,991	$54,634	$50,108	$52,041	$40,248

The table above highlights the Corporation’s performance for the fourth quarter of 2012 and also for the preceding seven quarters. Production increased significantly in the second quarter of 2011 as the Phase III expansion at Glacier was completed with production capacity at 100 mmcf/d. The creation of Longview and accompanying capital expenditure program resulted in increased production during the fourth quarter of 2011 and the first quarter of 2012. Production decreased in the second and third quarters of 2012 as a result of numerous facilities outages due to annual turnaround maintenance, facility construction activities, and prolonged spring break-up and other related weather conditions that caused lease access restrictions. This delayed our current Glacier capital program that resumed in September to maintain production at between 90 and 100 mmcf/d. Production was also impacted as production from our Lookout Butte property (1,000 boe/d) in southern Alberta was curtailed in June 2012 due to maintenance and a fire that occurred at a third party processing facility. With Lookout Butte back on production in early November 2012 and the resumption of our capital programs, we experienced an improvement in our fourth quarter production.

Our financial results, including sales and funds from operations, are significantly impacted by commodity prices, particularly natural gas. During 2011 and 2012, natural gas prices continued to decrease which reduced our corresponding sales and funds from operations, although increasing production and stronger relative crude oil and NGLs prices partially mitigated the impact. Advantage has continued to recognize net losses primary driven by weak natural gas prices, although we have also continued to achieve cost reductions and lower expenses. During the fourth quarter of 2011, Advantage recognized an impairment loss of $187.7 million related to two CGUs that consist of conventional natural gas focused properties located in Western and Eastern Alberta that had suffered a significant deterioration in value due to the challenging natural gas price environment. During the fourth quarter of 2012 our assets held for sale were reflected at the lesser of fair value less costs to sell and carrying amount, which resulted in an impairment recognition of $73 million. Additionally, in the fourth quarter of 2012 Longview recognized an impairment loss of $31.9 million related to one CGU located in Alberta that had suffered a significant deterioration in value due to the reduction in crude oil prices and decreased reserves.

Critical Accounting Estimates

The preparation of financial statements in accordance with IFRS requires Management to make certain judgments and estimates. Changes in these judgments and estimates could have a material impact on the Corporation’s financial results and financial condition.

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Management relies on the estimate of reserves as prepared by the Corporation’s independent qualified reserves evaluator. The process of estimating reserves is critical to several accounting estimates. The process of estimating reserves is complex and requires significant judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing development and production activities becomes available and as economic conditions impact crude oil and natural gas prices, operating expense, royalty burden changes, and future development costs. Reserve estimates impact net income and comprehensive income through depreciation and impairment of oil and gas properties. The reserve estimates are also used to assess the borrowing bases for the Corporation’s credit facilities. Revision or changes in the reserve estimates can have either a positive or a negative impact on asset values, net income, comprehensive income and the borrowing bases of the Corporation.

Management’s process of determining the provision for deferred income taxes, the provision for decommissioning liability costs and related accretion expense, the fair values initially assigned to the convertible debentures liability and equity components, and the fair values assigned to any acquired company’s assets and liabilities in a business combination are based on estimates. These estimates are significant and can include proved and probable reserves, future production rates, future commodity prices, future costs, future interest rates, future tax rates and other relevant assumptions. Revisions or changes in any of these estimates can have either a positive or a negative impact on asset and liability values, net income and comprehensive income.

In accordance with IFRS, derivative assets and liabilities are recorded at their fair values at the reporting date, with gains and losses recognized directly into comprehensive income in the same period. The fair value of derivatives outstanding is an estimate based on pricing models, estimates, assumptions and market data available at that time. As such, the recognized amounts are non-cash items and the actual gains or losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices as compared to the valuation assumptions.

Accounting Pronouncements not yet Adopted

Standards issued but not yet effective up to the date of issuance of the Corporation’s financial statements are listed below. This listing is of standards and interpretations issued which the Corporation reasonably expects to be applicable at a future date. The Corporation intends to adopt those standards when they become effective.

IFRS 9 Financial Instruments: Classification and Measurement

IFRS 9 is intended to supersede IAS 39, Financial Instruments: Recognition and Measurement and will be published in three phases, of which the first phase has been published. The first phase addresses the accounting for financial assets and financial liabilities. The second phase will address the impairment of financial instruments, and the third phase will address hedge accounting. For financial assets, IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, and replaces the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. For financial liabilities, although the classification criteria for financial liabilities will not change under IFRS 9, the approach to the fair value option for financial liabilities may require different accounting for changes to the fair value of a financial liability as a result of changes to an entity’s own credit risk. This standard is not applicable until January 1, 2015.

IFRS 10 Consolidated Financial Statements

IFRS 10 is a new standard that will replace SIC 12, “Consolidation – Special Purpose Entities” and IAS 27 “Consolidated and Separate Financial Statements”. The new standard eliminates the current risks and rewards approach and establishes control as the single basis for determining the consolidation of an entity. This standard is applicable for annual periods commencing on or after January 1, 2013. We have determined that the new standard will have no effect on the current accounting methodology with respect to Longview. We will continue to control Longview pursuant to IFRS 10 as we did under IAS 27, and as such will consolidate Longview as a subsidiary of Advantage.

IFRS 11 Joint Arrangements

IFRS 11 requires a venture to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation, the venture will recognize its share of the assets, liabilities, revenue and expenses. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31, Interests in Joint Ventures and SIC-13, Jointly Controlled Entities, Non-Monetary Contributions by Venturers. This standard is applicable for annual periods commencing on or after January 1, 2013. We have determined that our joint arrangements are all joint operations as defined in IFRS 11. Parties to a joint operation, called joint operators, are required to recognize their share of the assets, liabilities, revenues and expenses of the joint operation. Since this is not different from our current methodology applied for jointly controlled assets as defined under IAS 31, there will be no changes involved in adoption of IFRS 11.

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IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 provides the required disclosures for interests in subsidiaries and joint arrangements. These disclosures will require information that will assist users of financial statements to evaluate the nature, risks and financial effects associated with an entity’s interests in subsidiaries and joint arrangements. This standard is applicable for annual periods commencing on or after January 1, 2013. We have determined that this standard will require us to provide additional disclosure of the nature of and risks associated with our interest in our subsidiary, Longview. With respect to joint arrangements, we do not expect to be providing additional disclosure, as our joint arrangements are numerous, and no single one is material to the reporting entity.

IFRS 13 – Fair Value Measurement

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurement and in many cases does not reflect a clear measurement basis or consistent disclosures. This standard is applicable for annual periods commencing on or after January 1, 2013. We have determined that our current measurements and disclosures of fair value will comply with the new standard.

IAS 28 – Investments in Associates and Joint Ventures

IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to 13.

Evaluation of Disclosure Controls and Procedures

Advantage’s Chief Executive Officer and Chief Financial Officer have designed disclosure controls and procedures (“DC&P”), or caused it to be designed under their supervision, to provide reasonable assurance that material information relating to the Corporation is made known to them by others, particularly during the period in which the annual filings are being prepared, and information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Management of Advantage, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Corporation’s DC&P as at December 31, 2012. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that the DC&P are effective as of the end of the year, in all material respects.

Evaluation of Internal Controls over Financial Reporting

Advantage’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining internal control over financial reporting (“ICFR”). They have as at the financial year end December 31, 2012, designed ICFR, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The control framework Advantage’s officers used to design the Corporation’s ICFR is the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations.

Management of Advantage, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Corporation’s ICFR as at December 31, 2012. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that the ICFR are effective as of the end of the year, in all material respects.

Advantage’s Chief Executive Officer and Chief Financial Officer are required to disclose any change in the ICFR that occurred during our most recent interim period that has materially affected, or is reasonably likely to materially affect, the Corporation’s ICFR. No material changes in the ICFR were identified during the interim period ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our ICFR.

It should be noted that while the Chief Executive Officer and Chief Financial Officer believe that the Corporation’s design of DC&P and ICFR provide a reasonable level of assurance that they are effective, they do not expect that the control system will prevent all errors and fraud. A control system, no matter how well conceived or operated, does not provide absolute, but rather is designed to provide reasonable assurance that the objective of the control system is met. The Corporation’s ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Corporation’s policies and procedures.

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Corporate Governance

The Corporation’s corporate governance practices can be found in the Management Information Circular.

As a foreign private issuer listed on the New York Stock Exchange (the "NYSE"), Advantage is not required to comply with most of the NYSE rules and listing standards and instead may comply with domestic Canadian requirements. Advantage is, however, required to comply with the following NYSE Rules: (i) Advantage must have an audit committee that satisfies the requirements of Rule 10A-3 under the United States Securities Exchange Act of 1934, as amended; (ii) the Chief Executive Officer must promptly notify the NYSE in writing after an executive officer becomes aware of any non-compliance with the applicable NYSE Rules; (iii) submit an executed section 303A annual written affirmation to the NYSE, as well as a Section 303A interim affirmation each time certain changes occurs to the audit committee; and (iv) provide a brief description of any significant differences between its corporate governance practices and those followed by U.S. domestic issuers under NYSE listing standards. Advantage has reviewed the NYSE listing standards followed by U.S. domestic issuers listed under the NYSE and confirms that its corporate governance practices do not differ significantly from such standards.

Outlook

Advantage’s business structure has been established in order to fully capitalize on both natural gas and crude oil exploration and development opportunities. Advantage is focused primarily on developing the significant natural gas resource play at Glacier, Alberta while retaining a significant investment in Longview that is focused on crude oil and natural gas liquids production and development.

Advantage

At Glacier, our continued successful drilling results have increased the quality and magnitude of our Montney natural gas resource that contains significant scope and scale as validated by an independent reserve evaluator (“Sproule”) and whose solid economics provides Advantage with a significant drilling inventory. Our Glacier 2012 and three year finding and development costs (“F&D”), including the change in future development capital, were $0.73/mcf and $1.06/mcf, respectively. The recycle ratios associated with our F&D costs based on Sproule’s forecast of 2013 operating netbacks were 3.6x based on our 2012 F&D and 2.5x based on our three year F&D (refer to our press release dated March 13, 2013).

Over the course of 2012, Advantage conducted a comprehensive core study and completion study to enhance our geological understanding of the rock properties of all the identified reservoir intervals and to assess the potential to improve well productivity, particularly in the Middle and Lower Montney at Glacier. The results reinforced our earlier views that greater than 250 meters of Montney reservoir provide development potential and initial production rates and reserves can be significantly enhanced by utilizing a variety of alternative fracture stimulation techniques based upon the specific reservoir properties of each interval. These changes in frac design resulted in a 337% increase in the Middle Montney and a 327% increase in the Lower Montney well test rates.

We are currently working on a two year development plan that will focus on doubling production throughput at Glacier to 200 mmcf/d by early 2015. This program will be designed to further the delineation of the Middle and Lower intervals where only 2.2% and 27.6% of the total acreage, respectively, has been assigned reserves at year-end 2012. Our production growth targets will include increasing the throughput at Glacier to approximately 140 mmcf/d by the spring of 2014 and 200 mmcf/d by the spring of 2015. The Glacier gas plant is already capable of processing 140 mmcf/d due to the expansion work that was completed in 2012. We anticipate providing more information on our capital budget before mid-year 2013.

Given the additional activities undertaken including core studies, different completion technologies, and completion of additional wells in the Lower, Middle and Upper Montney formations, we have increased our estimated capital expenditure program for the 12 months ending June 30, 2013, to be approximately $115 to $125 million. At December 31, 2012, we had 12 wells drilled that will be completed to offset declines as required. We estimate that we have sufficient current behind pipe productivity to sustain production at between 90 and 100 mmcf/d for the remainder of 2013. Glacier continues to exceed our expectations in terms of well performance and economic efficiencies due to its superior cost structure which is among the lowest in North America.

On August 22, 2012, the Advantage legal entity announced that it would market for sale all of the Corporation's remaining non-core assets, defined as all corporate assets excluding Advantage's core Glacier Montney natural gas asset and its 21.15 million share ownership position in Longview. On February 5, 2013, Advantage announced that it had closed four separate sales transactions and signed a definitive agreement with a fifth party which, on a combined basis, constituted the sale of substantially all non-core assets. The Board believes that its core Glacier asset is materially undervalued in the context of the Corporation's current market valuation and that the sale of the non-core assets will simplify the Corporation leading to a greater appreciation of its core Glacier asset.

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Advantage has also initiated a strategic alternatives review process appointing FirstEnergy Capital Corp. and RBC Capital Markets as financial advisors and formed a special committee of the Board of Directors (the “Special Committee”) to oversee the process. The Special Committee is working with its advisors to consider strategic alternatives that will enhance and maximize value for all shareholders. The Special Committee's advisors are currently compiling information in respect of the Corporation to be provided to interested parties and to be placed in a virtual data room to be created in connection with the process. This information will include Advantage’s December 31, 2012 year-end independent reserve report, an updated independent reserve report to reflect wells drilled since December 31, 2012 and an updated independent Glacier resource assessment report that incorporates well results and core analysis completed by the Corporation. The advisors to the Special Committee will contact a broad spectrum of parties to solicit interest in a possible sale or other strategic transaction with the Corporation. It is the Corporation’s current intention not to disclose developments with respect to this process until the Board has approved a specific transaction or otherwise determines that disclosure is necessary or appropriate. The Corporation cautions that there are no assurances or guarantees that this process will result in any transactions or, if any transactions are undertaken, the terms, magnitude of net proceeds, or timing of any such transactions.

Longview

Longview’s funds from operations are supported by crude oil prices and stable production that funds both the capital expenditure program and dividends. During 2012 Longview’s funds from operations has been challenged by reduced commodity prices and increased operating expense. Realized crude oil prices have been lower due to wider differentials resulting in lower Canadian realized pricing, which has adversely impacted their sales. Additionally, natural gas liquid prices have softened due to oversupply attributable to successful liquids-rich drilling throughout North America. Natural gas prices have remained low for several years due to decreased demand caused by mild winters and increasing U.S. domestic natural gas production, particularly from non-conventional natural gas resource plays. As a result, Longview prudently announced during the second quarter a reduction to the 2012 capital expenditure program to maintain financial discipline and a strong balance sheet in response to weaker than anticipated commodity prices and higher differentials. Production additions from Longview’s reduced 2012 capital expenditure program were sufficient to successfully offset declines and resulted in daily production that averaged 6,235 boe/d for the current year, comparable to that of the prior year.

Consistent with Longview’s business strategy, they developed a sustainable and balanced 2013 budget that will preserve a strong balance sheet while utilizing funds from operations to maintain the current dividend policy and fund substantially all of their capital expenditures while maintaining production at 2012 levels. Longview has a base decline rate of approximately 19% which allows the Company to maintain production with a modest level of capital expenditures. Longview will continue focusing on operational and cost efficiencies to increase returns and produce stable cash flows while maintaining a conservative financial structure. Longview will continue to high grade its inventory of drilling locations and invest in opportunities that they believe provide strong economics during low commodity price cycles.

The following table summarizes the operational and financial guidance for Longview for the year ending December 31, 2013:

Average daily production	6,200 boe/d to 6,300 boe/d

oil & liquids %	79%

Royalty rate	19% to 21%

Operating expenses	$19.00/boe to $20.00/boe

Capital expenditures	$36 million

Longview’s 2013 capital program will be comprised of low-risk crude oil drilling and recompletion activities in areas with high netbacks where they operate existing infrastructure. Drilling operations will focus on areas where recent activity has demonstrated strong economics that result in a quick and positive impact on funds from operations while limiting facility and other infrastructure expenditures to a minimum. The percentage of Longview’s total corporate production related to crude oil is expected to grow to 71% in 2013 from 67% in 2012 as the 2013 capital budget is entirely focused on oil weighted projects. Production from crude oil and NGLs are expected to increase to 79% of total production in 2013 from 76% in 2012. Approximately 60% of the capital budget is allocated to Southeast Saskatchewan targeting 6 different project areas where Longview has existing infrastructure in place which will result in lower operating costs for new production. These are lower risk locations primarily targeting the Midale formation which are offset by nearby production where successful results will lead to additional drilling in future years. Management has also partially mitigated commodity price risk for calendar 2013 whereby they have entered into crude oil hedges of 1,000 bbls/d at $90.29/bbl for January to December 2013 and 1,000 bbls/d at $93.00/bbl for February to December 2013.

Longview's business strategy is to provide shareholders with attractive long term returns that combine both income and moderate growth by exploiting their assets in a financially disciplined manner and by acquiring additional long-life oil and gas assets of a similar nature. Given the current volatility in crude oil pricing conditions, Longview will continue to closely monitor funds from operations as compared to their dividend policy and capital expenditure commitments to ensure they are substantially balanced.

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Additional Information

Additional information relating to Advantage can be found on SEDAR at www.sedar.com and the Corporation’s website at www.advantageog.com. Such other information includes the annual information form, the management information circular, press releases, material change reports, material contracts and agreements, and other financial reports. The annual information form will be of particular interest for current and potential shareholders as it discusses a variety of subject matter including the nature of the business, description of our operations, general and recent business developments, risk factors, reserves data and other oil and gas information.

March 25, 2013

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